SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 31, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	October 31, 2006

TAM Announces Purchase of Four Boeing 777-300ERs
and Four Purchase Rights

TAM becomes the first Latin American carrier to incorporate the B777-300ER, enhancing its long range fleet offerings

São Paulo, October 31, 2006 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil’s largest airline company, today announced the firm order of four new Boeing 777-300ERs plus four purchase rights, making it the first Latin American airline to incorporate these aircraft as part of their long-range fleet plan.

Currently, the fuel efficient B777-300ER is world’s largest long range twin-engines jetliner, carrying approximately 370 passengers in TAM’s three class configuration.

As part of the deal and in order to allow TAM to immediately increase the long-range fleet, TAM and Boeing signed an interim short term lease of three Boeing MD-11s prior to acquisition of the four 777-300ERs, all scheduled for delivery in middle of 2008. The MD-11s will be delivered to TAM over the next 6 months.

Marco Antonio Bologna, TAM’s CEO stated that this new order is an important step for TAM´s future growth in the long haul international market, allowing more flexibility and higher capacity in these routes.

“As one of the newest 777 jetliners in service, the 777-300ER has consistently demonstrated best-in-class reliability and unmatched fuel efficiency,” said John Wojick, vice president, sales, Latin America and the Caribbean. “The performance by the 777-300ER will enable TAM to successfully serve passengers on long range routes at lower costs”. In addition, Boeing and TAM are working together in the successful implementation and operation of the MD-11 interim lift solution. “We are thrilled to support TAM during this exceptional moment in Brazilian aviation”.

Currently the largest Latin American Airbus operator of A319s, A320s and A330s, this is the first TAM order for Boeing Commercial Airplanes in the airline’s history

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 51.7% domestic market share and 60% international market share at the end of September 2006. TAM operates regular flights to 48 destinations throughout Brazil. It serves 74 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.